

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 3, 2017

Via E-mail
Mr. Daniel K. Schlanger
Chief Financial Officer
Crown Castle International Corp.
1220 Augusta Drive, Suite 600
Houston, TX 77057-2261

> **Re:** **Crown Castle International Corp.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 22, 2017**
> **Form 8-K dated January 25, 2017**
> **Filed January 25, 2017**
> **File No. 1-16441**

Dear Mr. Schlanger:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 8-K filed January 25, 2017

Exhibit 99.1

1.	We note your presentation of the measure site rental gross margin. As this measure appears to be a non-GAAP measure, in future filings please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate & -
   Commodities